Exhibit 21.1

Subsidiaries of BlackSky Technology Inc.

Name of Subsidiary	Jurisdiction of Organization

BlackSky Holdings, Inc.	United States

Spaceflight Systems, Inc.	United States

BlackSky Global LLC	United States

SFI IP Holdco LLC	United States

BlackSky International LLC	United States

BlackSky Geospatial Solutions, Inc.	United States

BlackSky Europe Limited	United Kingdom

Joint Venture	Jurisdiction of Organization

LeoStella LLC (1)	United States

(1)	Unconsolidated joint venture with 50% owned by BlackSky Holdings, Inc. and 50% by Thales Alenia Space US Investment LLC